             Skadden, Arps, Slate, Meagher & Flom

Partners		AFFILIATE OFFICES
Edward H.P. Lam ♦*		______
G.S. Paul Mitchard QC ♦	42/F, EDINBURGH TOWER, THE LANDMARK	BOSTON
Nicholas A. Norris ♦	15 QUEEN’S ROAD CENTRAL, HONG KONG	CHICAGO
Jonathan B. Stone *	______	HOUSTON
Alec P. Tracy *		LOS ANGELES
Dominic W.L. Tsun ♦*	TEL: (852) 3740-4700	NEW YORK
♦ (Also Admitted in England & Wales)	FAX: (852) 3740-4727	PALO ALTO
* (Also Admitted in New York)	www.skadden.com	SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON
Registered Foreign Lawyers		______
Z. Julie Gao (California)		BEIJING
Gregory G.H. Miao (New York)		BRUSSELS
Alan G. Schiffman (New York)		FRANKFURT
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA
October 9, 2009
VIA EDGAR
Ms. Jennifer Gowetski, Esq., Senior Counsel
Ms. Stacie Gorman, Esq.
Ms. Cicely Lamothe, Accounting Branch Chief
Mr. Wilson Lee
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3010
100 F Street, N.E.
Washington, D.C. 20549

RE:	China Real Estate Information Corporation Amendment No. 2 to Registration Statement on Form F-1 (File No. 333-162213)
Dear Ms. Gowetski, Ms. Gorman, Ms. Lamothe and Mr. Lee:
          On behalf of our client, China Real Estate Information Corporation (formerly known as CRIC Holdings Limited), a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s Amendment No. 2 to Registration Statement on Form F-1 (the “Registration Statement”) and will deliver to you two courtesy copies of the Registration Statement and the new exhibits filed thereto.
          Amendment No. 2 to the Registration Statement includes an amended exhibit index and Exhibit 1.1, Exhibit 1.2, Exhibit 10.3, Exhibit 10.4, Exhibit 10.5, Exhibit 10.6, Exhibit 10.7 and Exhibit 10.8 to the Registration Statement. No other changes have been made to the Registration Statement previously filed on October 2, 2009.

October 9, 2009

          Set forth below are the Company’s responses to the comments contained in the letter dated October 7, 2009 from the staff of the Commission (the “Staff”). The comments are repeated below and followed by the responses prepared by the Company.
*          *          *
Underwriting, page 165
1.	We note your disclosure that up to eight percent of the shares will be reserved for sale to you directors, officers, employees, distributors, dealers, business associates and related persons. Please state whether the shares that are part of this directed share program will be subject to a lock-up agreement, and if so, please describe the agreement.

In response to the Staff’s comment, the Company confirms that the shares reserved for sale under the directed share program will not be subject to any lock-up agreement.
Exhibits
2.	We note your disclosure on page 130 of Amendment No. 1 in which you state that you have entered into an employment agreement with each of your executive officers. Please file the executed employment agreement in accordance with Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company is filing herewith the executed employment agreements with its executive officers as Exhibits 10.3 to 10.8 to the Registration Statement.
*          *          *
          If you have any questions regarding the Registration Statement, please do not hesitate to contact the undersigned at (852) 3740-4850 or julie.gao@skadden.com.

Very truly yours,
/s/ Z. Julie Gao
Z. Julie Gao
of SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

October 9, 2009

Enclosures

cc:	Xin Zhou, Co-Chairman and Chief Executive Officer
Zuyu Ding, President
Bin Laurence, Chief Financial Officer
Kurt J. Berney, Esq., O’Melveny & Myers LLP
David J. Roberts, Esq., O’Melveny & Myers LLP
John Wilde, Deloitte Touche Tohmatsu CPA Ltd.
John Hung, Deloitte Touche Tohmatsu CPA Ltd.
Amanda Zhang, PricewaterhouseCoopers Zhong Tian CPAs Limited Company